Exhibit 1

News Release

RINKER DIVESTS AUSTRALIAN ASPHALT JOINT VENTURE

Rinker Group Limited (“Rinker”) today announced the sale of its 50% stake in Emoleum to Works Infrastructure Pty Limited, a subsidiary of the engineering services group Downer EDI Limited (“Downer EDI”).

Emoleum is a 50%-50% partnership between Vacuum Road Services Pty Ltd (a wholly owned subsidiary of Mobil Oil Australia Pty Ltd) and Readymix Roads Group Pty Ltd (a wholly owned subsidiary of Rinker Group Ltd).  Emoleum is one of Australia’s leading providers of asphalt and road pavement services.

The sale includes a long-term aggregates supply agreement for Rinker’s Australian concrete and quarries business, Readymix.

Rinker Chief executive David Clarke said the divestment was value-creating for Rinker shareholders and followed the decision by Mobil to sell its stake in Emoleum.  This was also purchased by Downer EDI.

“Emoleum’s performance has improved significantly in the past 18 months following the appointment of a new management team.  However, the contracting aspects of Emoleum are a non-core operation for Readymix and we believe this business will be a better fit with its new owners,” said Mr Clarke.

“We are delighted to be developing an alliance with Downer EDI.  This agreement enables us to secure a long-term supply agreement for our aggregates in Australia, whilst simultaneously gaining exposure to Downer EDI’s proven capacity for growth.  They are a strong performer in this industry and the agreement will give Readymix the opportunity to grow alongside them.”

Downer EDI has reported that Works Infrastructure has delivered revenue growth of 28% per annum compound over the past three years.

Upon finalisation of the sale, which is subject to approval by the ACCC, Emoleum’s 700 employees will be employed by Downer EDI.

Rinker Group Limited is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was over US$490 million for the fiscal year ended 31 March 2005. Market capitalization is around US$11 billion. The Rinker group has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

Rinker Group Limited ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

22 December 2005	RIN 07-06